FORM 6-K

                     SECURITIES AND EXCHANGE COMMISSION
                           Washington, C.C. 20549

                      REPORT OF FOREIGN PRIVATE ISSUER

                    PURSUANT TO RULE 13A-16 OR 15D-16 OF

                     THE SECURITIES EXCHANGE ACT OF 1934

For the month of AUGUST, 1997

                        TURBODYNE TECHNOLOGIES INC.

(Translation of registrant's name into English)

SUITE 510, 1090 WEST PENDER STREET, VANCOUVER, BC, CANADA, V6E 2N7

                  (Address of principal executive offices)

     [Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                   Form 20-F    X     Form 40-F
                            -------             ------


     [Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                         Yes            No     X
                             --------       --------

     [If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82
                                                --------------

                                 SIGNATURES

     Pursuant to the requirements of the Securities Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

August 1, 1997

Date                               /S/ LEON NOWEK
                                   ----------------------------

                                   Signature

                                   LEON E. NOWEK
                                   -----------------------------
                                   Name

                                   CHIEF FINANCIAL OFFICER
                                   -----------------------------
                                   Title

    *Print the name and title of the signing officer under his signature

                          TURBODYNE TECHNOLOGIES INC.




                               NOTICE OF MEETING

                                      AND

                                PROXY CIRCULAR


                                    FOR THE
                            ANNUAL GENERAL MEETING
                                 TO BE HELD ON
                                APRIL 25, 1997










                                                            March 18, 1997

                          TURBODYNE TECHNOLOGIES INC.

               NOTICE OF ANNUAL GENERAL MEETING OF SHAREHOLDERS



===========================================================================

NOTICE is hereby given that the Annual General Meeting of the shareholders of Turbodyne Technologies Inc. (the "Company") will be held at The Grouse Room, Hyatt Regency Hotel, 655 Burrard Street, Vancouver, British Columbia, on Friday, April 25, 1997 at 2:00 p.m. for the following purposes:

1.   To receive and consider the Report of the Directors.

2. To receive and consider the audited financial statements of the Company for the year ended December 31, 1996 together with the auditors' report thereon.

3. To appoint auditors for the ensuing year and to authorize the directors to fix the remuneration to be paid to the auditors.

4.   To fix the number of directors for the ensuing year at seven.

5.   To elect directors for the ensuing year.

6. To approve the granting of stock options to the following insiders of the Company:


Optionee             Number of Shares   Exercise Price   Expiry Date
-----------------    ----------------   --------------   -----------------
Robert F. Taylor         50,000           $9.00          September 3, 1998
Anatoly Mezheritsky      15,000           $9.00          September 3, 1998
Michael Joyce            50,000           $9.00          September 12, 1998
Lennart Renberg          50,000           $9.00          September 12, 1998
Thomas J. Zastera        10,000           $9.00          September 12, 1998
Leon E. Nowek           200,000           $9.85          January 6, 1999
Edward M. Halimi        200,000           $9.85          January 6, 1999
Sadayappa K. Durairaj    80,000           $9.85          January 6, 1999


7. To approve the Company's 1997 Stock Option Plan and to authorize the directors to make such changes to the Plan as may be required by the securities regulatory authorities or to comply with applicable legislation without further shareholder approval.

8. To approve by a vote of the disinterested shareholders of the Company, the Company's 1997 Stock Option Plan and to authorize the directors to make such changes to the Plan as may be required by the securities regulatory authorities or to comply with applicable legislation without further shareholder approval.

9. To approve by a vote of the disinterested shareholders of the Company, the granting of stock options to insiders of the Company pursuant to the Company's 1997 Stock Option Plan.

10. To transact such other business as may properly come before the meeting.

Shareholders unable to attend the Annual General Meeting in person are requested to read the enclosed Proxy Circular and Proxy, and then complete and deposit the Proxy together with the power of attorney or other authority, if any, under which it was signed or a notarially certified copy thereof with the Company's transfer agent, Montreal Trust Company of Canada, of 510 Burrard Street, Vancouver, British Columbia, V6C 3B9 at least 48 hours (excluding Saturdays, Sundays and statutory holidays) before the time of the meeting or adjournment thereof or with the chairman of the meeting prior to the commencement thereof. Unregistered shareholders who received the Proxy through an intermediary must deliver the Proxy in accordance with the instructions given by such intermediary.

DATED at Vancouver, British Columbia, this 18th day of March, 1997.


                         ON BEHALF OF THE BOARD OF DIRECTORS


                         /s/ Edward M. Halimi
                         --------------------

                         Edward M. Halimi
                         Chairman and President

                         TURBODYNE TECHNOLOGIES INC .

                                PROXY CIRCULAR

==========================================================================

THIS PROXY CIRCULAR CONTAINS INFORMATION AS AT MARCH 18, 1997.


I.        PERSONS MAKING THIS SOLICITATION OF PROXIES

THIS PROXY CIRCULAR IS FURNISHED IN CONNECTION WITH THE SOLICITATION OF PROXIES BY THE MANAGEMENT OF TURBODYNE TECHNOLOGIES INC. (THE "COMPANY") FOR USE AT THE ANNUAL GENERAL MEETING (THE "MEETING") OF THE SHAREHOLDERS OF THE COMPANY TO BE HELD AT THE TIME AND PLACE AND FOR THE PURPOSES SET FORTH IN THE ACCOMPANYING NOTICE OF MEETING, AND AT ANY ADJOURNMENT THEREOF. It is expected that the solicitation will be primarily by mail. Proxies may also be solicited personally by employees of the Company. The cost of solicitation will be borne by the Company.


II.       COMPLETION AND VOTING OF PROXIES

Voting at the Meeting will be by a show of hands, each shareholder having one vote, unless a poll is requested or required (if the number of shares represented by proxies that are to be voted against a motion are greater than 5% of the votes that could be cast at the Meeting), in which case each shareholder is entitled to one vote for each share held. In order to approve a motion proposed at the Meeting a majority of greater than 50% of the votes cast will be required (an "ordinary resolution") unless the motion requires a special resolution in which case a majority of 66-2/3% of the votes cast will be required.

The persons named in the accompanying Proxy as proxyholders are directors or senior officers of the Company. A SHAREHOLDER OR AN INTERMEDIARY HOLDING SHARES AND ACTING ON BEHALF OF AN UNREGISTERED SHAREHOLDER HAS THE RIGHT TO APPOINT A PERSON (WHO NEED NOT BE A SHAREHOLDER) TO ATTEND AND ACT ON HIS BEHALF AT THE MEETING OTHER THAN THE PERSONS NAMED IN THE PROXY AS PROXYHOLDERS. TO EXERCISE THIS RIGHT, THE SHAREHOLDER OR INTERMEDIARY MUST STRIKE OUT THE NAMES OF THE PERSONS NAMED IN THE PROXY AS PROXYHOLDERS AND INSERT THE NAME OF HIS NOMINEE IN THE SPACE PROVIDED OR COMPLETE ANOTHER PROXY.

A shareholder or intermediary acting on behalf of a shareholder may indicate the manner in which the persons named in the enclosed Proxy are to vote with respect to any matter by checking the appropriate space. On any poll required by virtue of 5% or more of the outstanding shares of the Company being represented by proxies at the Meeting that are to be voted against a matter or by a shareholder or proxyholder requesting a poll, those persons will vote or withhold from voting the shares in respect of which they are appointed in accordance with the directions, if any, given in the Proxy provided such directions are certain.

If the shareholder or intermediary acting on behalf of a shareholder wishes to confer a discretionary authority with respect to any matter, then the space should be left blank. IN SUCH INSTANCE, THE PROXYHOLDER, IF ONE PROPOSED BY MANAGEMENT, INTENDS TO VOTE THE SHARES REPRESENTED BY THE PROXY IN FAVOUR OF THE MOTION. The enclosed Proxy, when properly signed, also confers discretionary authority with respect to amendments or variations to the matters identified in the Notice of Meeting and with respect to other matters which may be properly brought before the Meeting. At the time of printing this Circular, the management of the Company is not aware that any such amendments, variations or other matters are to be presented for action at the Meeting. If, however, other matters which are not now known to the management should properly come before the Meeting, the Proxies hereby solicited will be exercised on such matters in accordance with the best judgement of the nominees.

The Proxy must be dated and signed by the shareholder or by his attorney authorized in writing or by the intermediary acting on behalf of a shareholder. In the case of a corporation, the Proxy must be executed under its corporate seal or signed by a duly authorized officer or attorney for the corporation.

COMPLETED PROXIES TOGETHER WITH THE POWER OF ATTORNEY OR OTHER AUTHORITY, IF ANY, UNDER WHICH IT WAS SIGNED OR A NOTARIALLY CERTIFIED COPY THEREOF MUST BE DEPOSITED WITH THE COMPANY'S TRANSFER AGENT, MONTREAL TRUST COMPANY OF CANADA, OF 510 BURRARD STREET, VANCOUVER, BRITISH COLUMBIA, V6C 3B9, AT LEAST 48 HOURS (EXCLUDING SATURDAYS, SUNDAYS AND STATUTORY HOLIDAYS) BEFORE THE TIME OF THE MEETING OR ADJOURNMENT THEREOF OR DEPOSITED WITH THE CHAIRMAN OF THE MEETING PRIOR TO THE COMMENCEMENT THEREOF. UNREGISTERED SHAREHOLDERS WHO RECEIVED THE PROXY THROUGH AN INTERMEDIARY MUST DELIVER THE PROXY IN ACCORDANCE WITH THE INSTRUCTIONS GIVEN BY SUCH INTERMEDIARY.

It is not intended to use the proxies for the purpose of voting on the Company's audited financial statements for the most recently completed financial year, the directors' reports nor the Auditors' report.


III.      REVOCATION OF PROXIES

A shareholder who or an intermediary acting on behalf of a shareholder which has given a Proxy has the power to revoke it. Revocation can be effected by an instrument in writing signed by the intermediary or shareholder or his attorney authorized in writing, and, in the case of a corporation, executed under its corporate seal or signed by a duly authorized officer or attorney for the corporation and either delivered to the registered office of the Company at 12th Floor, 1190 Hornby Street, Vancouver, British Columbia, V6Z 2L3, at any time up to and including the last business day preceding the day of the Meeting, or any adjournment thereof, or deposited with the Chairman of the Meeting on the day of the Meeting, prior to the hour of commencement.


IV.       INTEREST OF CERTAIN PERSONS IN MATTERS TO BE ACTED UPON

None of the directors or senior officers of the Company, nor any person who has held such a position since the beginning of the last completed financial year of the Company, nor any proposed nominee for election as a director of the Company, nor any associate or affiliate of the foregoing persons, has any substantial or material interest, direct or indirect, by way of beneficial ownership of securities or otherwise, in any matter to be acted on at the Meeting other than:

10.  the election of directors;

11. the approval of stock options granted to insiders of the Company as further disclosed in Section XI "Particulars of Other Matters to be Acted Upon - Insiders' Incentive Stock Options";

12.  the approval of the 1997 Stock Option Plan, as further disclosed in
Section XI "Particulars of Other Matters to be Acted Upon - Stock Option Plan" insofar as the directors and officers of the company will be eligible to be granted options to purchase shares of the Company pursuant to the Stock Option Plan, approval of all of which will be sought at the Meeting.


V.        VOTING SHARES AND PRINCIPAL HOLDERS THEREOF

The Company has only one class of shares entitled to be voted at the Meeting, namely, common shares without par value. All issued shares are entitled to be voted at the Meeting and each has one non-cumulative vote. There are 23,876,830 common shares issued and outstanding as of March 18, 1997.

Only those common shareholders of record on March 18, 1997 will be entitled to vote at the Meeting or any adjournment thereof.

To the knowledge of the directors and senior officers of the Company, only the following persons beneficially own, directly or indirectly, or exercise control or direction over shares carrying more than 10% of the voting rights attached to all outstanding shares of the Company which have the right to vote in all circumstances:

Name and Address             Number of Shares   Percentage of
                                                Outstanding Shares
-------------------------    ----------------   ------------------

March Technologies Inc.(1)   3,250,000(2)       13.64%
1050 North Cindy Lane
Carpinteria, California
USA 93013


(1) March Technologies Inc. is a company owned and controlled by the president of Company, Edward M. Halimi.

(2) These shares are held in escrow by Montreal Trust Company of Canada pursuant to an escrow agreement dated March 7, 1994 between the Company, Montreal Trust Company of Canada, March Technologies Inc. and Leon E. Nowek.


VI.       ELECTION OF DIRECTORS

The management proposes to nominate the persons named in the following table for election as directors of the Company. Each director elected will hold office until the next Annual General Meeting or until his successor is duly elected or appointed, unless his office is earlier vacated in accordance with the Bylaws of the Company or he becomes disqualified to act as a director.

It is proposed to elect seven directors at the Meeting. This requires the number of directors to be set at seven (subject to the Board's power to increase the number of directors between annual general meetings by one-third of the number of directors elected at the previous annual general meeting) which requires the approval of the shareholders of the Company by an ordinary resolution, which approval will be sought at the Meeting.

The following information concerning the proposed nominees has been furnished by each of them.


Name and                                                        Country in
Present                                                         Which
Position with    Present Principal   Previously     Shares      Ordinarily
the Company      Occupation(1)       a Director     Owned(2)    Resident
=============    =================   ==========     ========    ==========

Edward M.        President of the    Since          3,250,000   United
Halimi(6)        Company.            October 18,    common      States
President &      President of        1993           shares(4)
Director         Turbodyne
                 Systems, Inc.

===========================================================================
Leon E. Nowek    Chief Financial     Since          917,354     Canada
(3)(6)           Officer of the      October 18,    common
Chief Financial  Company.  Director  1993           shares(5)
Officer &        of New Westwin
Director         Ventures Inc.

===========================================================================

Daniel Geronazzo Barrister and       Since          Nil         Canada
(3)              Solicitor           January 24,
Director         (retired).          1995
===========================================================================

Wendell R.       Attorney with       Since          Nil         United
Anderson         Larkin, Hoffman,    November 20,               States
Director         Daly & Lindgren     1995
                 Ltd. of
                 Bloomington,
                 Minnesota,
                 Director of
                 National City
                 Bank Corporation
                 and Director of
                 Fingerhut
                 Corporation.
===========================================================================

Eugene A.        Self-employed       Since          1,000       Canada
Hodgson(6)       management          April 25,      common
Director         consultant.         1996           shares
                 Director of
                 New Westwin                        50,000
                 Ventures Inc.                      Series "A"
                 Previously                         Special
                 Director of                        Warrants
                 Corporate
                 Development at
                 Intrawest
                 Corporation for
                 five years.
                 Currently
                 Director of the
                 Vancouver Board
                 of Trade and
                 Chair of its
                 communications
                 committee.
===========================================================================
Page 5


Robert F.        Chartered           Since          1,000       Canada
Taylor(3)(6)     Accountant.         July 15,       common
Director and     Chief Operating     1996           shares
Chief            Officer of the
Operating        Company as of
Officer          January 1, 1997.
                 Former director
                 of Shell Canada
                 Limited (1992-
                 1996) Former
                 President of
                 Shell Canada
                 Products Limited
                 (1993-1996).
                 Formerly employed
                 by Shell from
                 1967-1996 in
                 Calgary, Toronto
                 and London,
                 England.
===========================================================================

Sadayappa K.     Cardiologist and    Since          676,967     United
Durairaj         businessman based   September      common      States
Director         in California.      16, 1996       shares
                 President and
                 C.E.O. of the
                 Pacifica Hospital
                 and Sierra Medical
                 Clinic.  Chairman
                 of Brentwood Bank
                 (Caifornia) and
                 VSK Ferro Alloys
                 (India).
===========================================================================


(1) Includes occupations for preceding five years unless the director was elected at the previous Annual General Meeting and was shown as a nominee for election as a director in the Information Circular for that meeting.

(2) The approximate number of shares of the Company carrying the right to vote in all circumstances beneficially owned, directly or indirectly, or over which control or direction is exercised by each proposed nominee as of March 18, 1997. Does not include shares which may be acquired upon the exercise of stock options and warrants as follows: Leon Nowek - 200,000 shares, Edward Halimi - 200,000 shares, Eugene Hodgson - 123,000 shares (73,000 upon exercise of options and 50,000 upon exercise of Series A Ordinary Warrants), Daniel Geronazzo - 115,000 shares, Robert Taylor - 50,000 shares, Wendell Anderson - 50,000 shares.

(3)     Member of the Audit Committee.

(4) Of which 3,250,000 are held in escrow by Montreal Trust Company of Canada.

(5) Of which 900,000 are held in escrow by Montreal Trust Company of Canada.

(6)     Member of Executive Committee

The Company's Executive Committee consists of: Leon E. Nowek, Edward M. Halimi, Robert F. Taylor and Eugene A. Hodgson. Pursuant to the provisions of the CANADA BUSINESS CORPORATIONS ACT the Company is required to have an Audit Committee whose members are indicated above.

VII.        REMUNERATION OF MANAGEMENT
            AND EXECUTIVE COMPENSATION

EMPLOYMENT AND OTHER AGREEMENTS


Edward M. Halimi is party to an employment agreement dated March 14, 1994 between the Company, Mr. Halimi, and Turbodyne Systems, Inc. ("Turbodyne Systems"), a subsidiary of the Company. Mr. Halimi is employed as President and Chief Executive Officer of the Company and Turbodyne Systems under the employment agreement. The employment agreement has a five year term. Mr. Halimi is paid a salary of US $60,000 per year and is entitled to participate in share option plans, share purchase plans and other financial assistance plans at the discretion of the Board of Directors of the Company. Mr. Halimi is entitled to terminate the employment agreement upon three months written notice to the Company.

The Company has retained Robert Taylor, a director of the Company, as Chief Operating Officer of the Company pursuant to a consultant agreement between the Company and Mr. Taylor dated January 1, 1997. Mr. Taylor will be based at the office of Turbodyne Systems in Carpinteria, California and will be responsible for managing the day to day operations of the Company and providing direction on the business and financial affairs of the Company. The consultant agreement has an initial six month term with automatic renewals for additional six month terms unless Mr. Taylor or the Company elects not to renew. Mr. Taylor is paid a consultant fee of Cdn. $20,833 per month. In addition, the Company has agreed to grant to Mr. Taylor options to acquire 100,000 shares of the Company at prices determined in accordance with the policies of the Vancouver Stock Exchange. Thereafter, Mr. Taylor will be eligible for grants of additional options as a director and officer of the Company.

Michael Joyce is party to an employment agreement with Pacific Baja Light Metals and the Company dated September 5, 1996 whereby he is employed as President of Pacific Baja Light Metals Corp., a subsidiary of the Company ("Pacific Baja Light Metals"). The employment agreement has a three year term. Mr. Joyce is paid a base salary of US $12,500 per month plus an annual cash bonus based on the annual net operating profit of Pacific Baja Light Metals. The maximum bonus payable is 150% of base salary which is earned upon the annual net operating profit of Pacific Baja Light Metals exceeding US $5,500,000. Mr. Joyce is also entitled to receive options to purchase 50,000 shares of the Company upon the completion of each anniversary of the execution of the employment agreement.

The consulting services of Lennart Renberg are provided to Pacific Baja Light Metals pursuant to a consulting agreement between Pacific Baja, the Company and Lykar Specialties, Inc. ("Lykar Specialties") dated September 5, 1996. The consulting agreement has a three year term. Pacific Baja pays a base consulting fee for Mr. Renberg's services equal to US $12,500 per month plus an annual bonus based on the annual net operating profit of Pacific Baja Light Metals. The maximum bonus payable is 150% of base salary and is earned upon the annual net operating profit of Pacific Baja Light Metals exceeding US $5,500,000. Options to purchase 50,000 shares of the Company are also to be issued to Lykar Specialties upon each anniversary of the term of the consulting agreement.

Dr. William Woollenweber is employed as Vice-President-Turbocharger Technology of Turbodyne Systems pursuant to an employment agreement between Dr. Woollenweber and Turbodyne Systems dated September 1, 1995. Dr. Woollenweber was paid an initial salary of US.$120,000 per annum for the initial three year term of the employment agreement. The salary was increased to $158,400 per annum as of January 1997. Dr. Woollenweber provides engineering services related to the design and development for turbocharger and turbocharging systems as applied to internal combustion engines in connection with the Company's Turbodyne products.

David Willett is employed as Vice-President-Electronics and Controller Technology of Turbodyne Systems pursuant to an employment agreement dated January 30,1996 between Mr. Willett and Turbodyne Systems. Mr. Willett was paid an initial salary of $110,000 for the initial three year term of the employment agreement. The salary was increased to $130,000 per annum as of January 1997. Mr. Willett provides engineering services in connection with electronic and controller technology for the Company's Turbodyne products.

Ralph Maloof is employed as Vice-President and Chief Engineer of Turbodyne Systems pursuant to an employment agreement between Mr. Maloof and Turbodyne Systems. Mr. Maloof is paid a salary of US $120,000 per annum. Mr. Maloof provides engineering services to the Company as chief of engineering for Turbodyne Systems.

Hanan Cohen is employed as Vice-President-Manufacturing and Procurement of Turbodyne Systems pursuant to an employement agreement between Mr. Cohen and Turbodyne Systems. Mr. Cohen is paid a salary of US $120,000 per annum. Mr. Cohen provides engineering services to the Company in connection with the manufacture and procurement of materials and products for the Company's Turobdyne products.

PENSION PLANS
-------------

The Company does not have any pension plans.

COMPENSATION OF DIRECTORS
-------------------------

The services of Leon Nowek, a director of the Company, are provided to the Company pursuant to a management agreement dated August 1, 1994 between the Company and Seeds Investment Corporation ("Seeds"), a private company controlled by Mr. Nowek. The Company pays a management fee of $2,500 per month in consideration of Seeds providing the services of Mr. Nowek as Chief Financial Officer of the Company.

The services of Eugene Hodgson, a director of the Company, are provided to the Company pursuant to an agreement between the Company and E.A. Hodgson & Associates Inc. The Company pays a monthly consultant fee of $8,916 per month in consideration for E.A. Hodgson & Associates Inc. providing the consultant services of Mr. Hodgson in connection with providing investor relations and corporate finance advice to the Company.

The Company pays to Wendell Anderson, a director of the Company, a consultants's fee of US $1,000 per month in connection with the services provided by Mr. Anderson as a director of the Company.

Except as described above, the Company does not have any arrangements pursuant to which directors are remunerated by the Company or its subsidiaries for their services in their capacities as directors, other than options to purchase shares of the Company which are granted to the Company's directors from time to time.


DIRECTORS' AND OFFICERS' LIABILITY INSURANCE
--------------------------------------------

The Company obtained in January 1997, an insurance policy insuring the directors and officers of the Company and its subsidiaries against any liability incurred by them in the course of acting as a director or officer. The policy is for a maximum amount of US $10 million and has a US $125,000 deductible for all US Securities and Exchange Commission matters and a US $50,000 deductible for all other matters. The annual premium for this policy is US $124,000 plus taxes and fees for a total yearly cost of US $126,423. The insurance does not cover the directors or officers where the liability relates to the director's or officer's failure to act honestly and in good faith with a view to the best interests of the Company.

Prior to January 1997, the Company had no liability insurance in place insuring the directors and officers of the Company.


COMPENSATION SUMMARY
--------------------

The following table discloses the compensation paid during the previous three financial years to the Company's Chief Executive Officer and four highest paid executive officers (if they earned more than $100,000 per year):

                        SUMMARY COMPENSATION TABLE

Name and           Year    Annual Compensation       Long Term Compensation                    All Other
Principal                                                                                      Compen-
Position                   ==========================================================          sation($)

                           Salary       Bonus     Other    Awards                   Payouts
                           ($)(U.S.)    ($)       Annual   ================================
                                                  Compen-  Securi-    Restricted    LTIP
                                                  sation   ties       Shares or     Payouts($)
                                                  ($)      Under      Restricted
                                                           Options/   Share/Units
                                                           SARs       ($)
                                                           Granted
                                                           (#)

========================================================================================================
Edward M.           1996   $60,000      nil      nil        nil         nil         nil        nil
Halimi
President
of Turbodyne        1995   $60,000      nil      nil       500,000      nil         nil        nil
Technologies Inc.
and Turbodyne
Systems, Inc.       1994   $60,000      nil      nil        nil         nil         nil        nil
=========================================================================================================
Michael Joyce       1996   $75,000    $75,000    nil        50,000      nil         nil        nil
President of
Pacific Baja        1995     n/a        n/a      n/a        n/a         n/a         n/a        n/a
Light Metals
Corp.               1994     n/a        n/a      n/a        n/a         n/a         n/a        n/a
===========================================================================================================
Lennart Renberg     1996   $75,000    $75,000    nil        50,000      nil         nil        nil
Director of
Pacific Baja        1995     n/a        n/a      n/a        n/a         n/a         n/a        n/a
Light Metals
Corp.               1994     n/a        n/a      n/a        n/a         n/a         n/a        n/a
===========================================================================================================
William             1996   $123,200     nil      nil        nil         nil         nil        nil
Wollenweber
Vice-President of
Turbocharger        1995   $ 40,000     nil      nil        50,000      nil         nil        nil
Technology of
Turbodyne Systems,
Inc.                1994     n/a        n/a      n/a        n/a         n/a         n/a        n/a
===========================================================================================================
David Willett       1996   $104,500     nil      nil        35,000      nil         nil        nil
Vice-President of
Electronics and     1995   $110,000     nil      nil        nil         nil         nil        nil
Controller of
Turbodyne
Systems, Inc.       1994     n/a        n/a      n/a        n/a         n/a         n/a        n/a
===========================================================================================================
Ralph Maloof        1996   $112,300     nil      nil        nil         nil         nil        nil
Vice-President,
Chief of            1995   $120,000     nil      nil       200,000      nil         nil        nil
Engineering of
Turbodyne
Systems, Inc.       1994     n/a        n/a      n/a        n/a         n/a         n/a        n/a
===========================================================================================================
Hanan Cohen         1996   $112,300     nil      nil        nil         nil         nil        nil
Vice-President of
Manufacturing       1995   $ 25,000     nil      nil        75,000      nil         nil        nil
and Procurement
of Turbodyne
Systems, Inc.       1994     n/a        n/a      n/a        n/a         n/a         n/a        n/a
===========================================================================================================


STOCK OPTIONS
-------------

During the financial year ended December 31, 1996, the Company was entitled to grant, pursuant to the policies of the Vancouver Stock Exchange, stock options to its directors and employees or to employees of a company providing management services to the Company in consideration of them providing their services to the Company. The number of shares subject to each option is determined by the Company's Board of Directors within the guidelines established by such regulatory authority. The options enable such persons to purchase shares of the Company at a price fixed pursuant to the rules of such regulatory body. The option agreements must provide that the option can only be exercised by the optionee and only so long as the optionee shall continue in the capacity as a director or employee of the Company or within a period of not more than 30 days after ceasing to be a director or employee or, if the optionee dies, within one year from the date of the optionee's death. The options are exercisable by the optionee giving the Company notice and payment of the exercise price for the number of shares to be acquired. The agreements further provide that shareholder approval will be obtained prior to exercise of options granted to insiders.

During the financial year ended December 31, 1996, the Company did not have a formal stock option plan. The Board of Directors has approved a stock option plan which is subject to the approval of the shareholders and the Vancouver Stock Exchange as described in Section XI herein - "Particulars of Other Matters to be Acted Upon - Stock Option Plan".

The following table discloses the particulars of options or stock appreciation rights ("SARs") granted during the preceding financial year to the Company's Chief Executive Officer and four highest paid executive officers (if they earned more than $100,000 per year):

                           OPTION/SAR GRANTS
           DURING THE MOST RECENTLY COMPLETED FINANCIAL YEAR


                                           % of Total
                             Securities    Options/                               Market Value of
                             Under         SAR's Granted to  Exercise or Base     Securities Underyling
                             Options/SARs  Employees in      Price                Options/SARs on the Date
Name                  Year   Granted (#)   Financial Year    ($/Security)         of Grant($/Security)      Expiration Date
====                  ====   ============  ================  ================    ========================   ===============


Edward M. Halimi      1996     Nil            Nil              N/A                     N/A                   N/A
President

Michael Joyce         1996     50,000         3.73%            $9.00                   $9.00                 September 12, 1998

Lennart Renberg       1996     50,000         3.73%            $9.00                   $9.00                 September 12, 1998

William Woollenweber  1996     Nil            Nil              N/A                     N/A                   N/A

David T. Willett      1996     35,000         2.61%            $7.13                   $7.13                 February 27, 1998

Hanan Cohen           1996     Nil            Nil              N/A                     N/A                   N/A

Ralph P. Maloof       1996     Nil            Nil              N/A                     N/A                   N/A



The following table discloses the particulars of stock options exercised during the preceding financial year by the Company's Chief Executive Officer and four highest paid executive officers (if they earned more than $100,000 per year):


                   AGGREGATED OPTION/SAR EXERCISES
                  DURING THE MOST RECENTLY COMPLETED
       FINANCIAL YEAR AND FINANCIAL YEAR-END OPTION/SAR VALUES



                                                                                       Value of Unexercised in
                                                               Unexercised             the Money Options/
                              Securities                       Options/SARs at FY-     SARs at FY-End ($)
                              Acquired on     Aggregate Value  End(#) (Exercisable/    (Exercisable/
Name                  Year    Exercise (#)    Realized ($)     Unexercisable)          Unexercisable)
=====                 ====    ============    ==============   ===================     ========================

Edward M. Halimi      1996     1000           $11,330            Nil                     Nil
President

Michael Joyce         1996     Nil            N/A               50,000                 $  50,000

Lennart Renberg       1996     Nil            N/A               50,000                 $   50,000

William Woollenweber  1996     Nil            N/A               50,000                 $  262,500

David Willett         1996     Nil            N/A               35,000                 $  100,450

Hanan Cohen           1996     Nil            N/A               75,000                 $  400,500

Ralph Maloof          1996     Nil            Nil              200,000                 $1,050,000



INDEBTEDNESS OF DIRECTORS AND OFFICERS
--------------------------------------

With the exception of indebtedness of Edward Halimi, as disclosed below, none of the current or former directors, executive officers or senior officers of the Company or persons who were directors, executive officers or senior officers of the Company at any time during the Company's last completed financial year. In addition, none of the proposed nominees for election as directors of the Company and none of the associates of such persons are or have been indebted to the Company or its subsidiaries at any time since the beginning of the Company's last completed financial year except as set out on the following table. Furthermore, none of such persons were indebted to a third party during such period where their indebtedness was the subject of a guarantee, support agreement, letter of credit or other similar arrangement or understanding provided by the Company or its subsidiaries.

                   TABLE OF INDEBTEDNESS OF DIRECTORS,
                 EXECUTIVE OFFICERS AND SENIOR OFFICERS


                                                                            Financially
                                                               Amount         Assisted
                                             Largest         Outstanding     Securities
                      Involvement of         Amount             as at         Purchase           Security
     Name and           Issuer or          Outstanding      December 31/96   During 1996           for
Principal Position     Subsidiary          During 1996           ($)            (#)           Indebtedness
       (a)                 (b)                 (c)               (d)            (e)                (f)
==================    =============        ===========      =============     ==========       ============

Edward M. Halimi,     Loan from the
President and         Company              $112,984          $112,984           Nil                Nil
Chief Executive
Officer


The Company has loaned $112,984 to Edward Halimi, the President and Chief Executive Officer of the Company. The loan is repayable on demand by the Company and does not bear interest.


COMPOSITION OF THE COMPENSATION COMMITTEE
----------------------------------------------------------------

During the Company's last financial year ended December 31, 1996, the Company did not have a Compensation Committee.

At a meeting of the Board of Directors held on September 24, 1996, the Company approved the formation of a compensation committee consisting of Daniel D. Geronazzo, Wendell R. Anderson and Eugene A. Hodgson. The mandate of the Compensation Committee is to make recommendations to the Board with respect to compensation to be paid to the Company's directors and senior officers of the Company. The Board has asked the Compensation Committee to review the remuneration paid to Edward M. Halimi as President and Chief Executive Officer and to Seeds Investment Corporation in consideration of the services of Leon Nowek as Chief Financial Officer. The Compensation Committee expects to submit its report in 1997 and has advised the Board that the remuneration payable in respect of Mr Halimi and Mr. Nowek's services will increase substantially in 1997. The Compensation Committee will make comparisons to other companies in the same industry carrying on businesses similar to those of the Company, determining this remuneration.

As of the date of this proxy circular, the Compensation Committee had not completed its review or made any recommendations.

REPORT ON EXECUTIVE COMPENSATION
--------------------------------

During the last financial year, the Board of Directors considered a number of factors in fixing remuneration for directors and executive officers. The Board of Directors primarily based such remuneration on their determination of what level of remuneration would be necessary to attract and retain people having the experience and ability of the executive officers. No emphasis was given to the stock options held by such executive officers in determining their cash remuneration. Furthermore, no consideration was given to options presently held by such executive officers in considering whether to grant new options to them. The Company's financial performance was not closely related to the remuneration paid to such executive officers.


PERFORMANCE GRAPH
-----------------

The following graph compares the yearly percentage change in the Company's cumulative total shareholder return on its common shares (being the percentage increase (or decrease) in the trading price of its common shares on a yearly basis based on an investment in the Company's shares on April 25, 1994, the date on which the Company's shares first traded under the name of Turbodyne Technologies Inc.) with the cumulative total shareholder return of the Vancouver Stock Exchange Index and the Toronto Stock Exchange 300 Index. For comparison purposes, it is assumed that Cdn. $100 had been invested in the Company's shares and in the securities contained in such indices on April 25, 1994.

                       PERFORMANCE GRAPH

VIII.     INTEREST OF MANAGEMENT AND
          INSIDERS IN MATERIAL TRANSACTIONS

None of the directors or senior officers of the Company, nor any proposed nominee for election as a director of the Company, nor any person who beneficially owns, directly or indirectly, shares carrying more than 10% of the voting rights attached to all outstanding shares of the Company, nor any associate or affiliate of the foregoing persons has any material interest, direct or indirect, in any transaction since the commencement of the Company's last completed financial year or in any proposed transaction which, in either case, has or will materially affect the Company except as follows and as disclosed herein:

The Company acquired Pacific Baja Light Metals effective July 2, 1996, pursuant to an acquisition agreement dated March 15, 1996 between the Company, Pacific Baja Light Metals Holding Inc. ("Pacific Baja"), and the principal shareholders of Pacific Baja. The Company acquired all of the issued and outstanding shares of Pacific Baja for total consideration paid on closing to the shareholders of Pacific Baja consisting of a cash payment of US $12,000,670 and the issue of 3,076,923 common shares of the Company at a deemed price of US $5.85 per share. The purchase price of Pacific Baja was established by arms length negotiation between the Company and the shareholders of Pacific Baja. Each of Michael Joyce, Lennart Renberg, Sadayappa K. Durairaj and Thomas A. Zastera was a former shareholder of Pacific Baja and received the following consideration on closing of the Company's acquisition of Pacific Baja:


Name of Shareholder of Pacific          Number of Shares of Turbodyne
Baja and Current Position of            Technologies Inc. received          Cash Consideration received at
the Company                             At closing                          closing
==============================          =============================       ==============================


Michael Joyce,
President and
Director
of Pacific Baja Light Metals                       419,615                           $ 1,636,500 U.S.

Lennart Renberg,
Director of Pacific
Baja Light Metals                                  386,058                           $ 1,505,600 U.S.

Sadayappa K. Durairaj,
Director of the Company                            609,457                           $ 2,376,900 U.S.

Thomas A. Zastera,
Vice-President of
Pacific Baja Light Metals                           25,309                           $    98,700 U.S.



IX.       REMUNERATION AND APPOINTMENT OF AUDITORS

The persons named in the enclosed Proxy will vote for the appointment of Morgan & Company, Chartered Accountants, of Suite 1730, 700 West Georgia Street, Vancouver, British Columbia, as auditors for the Company to hold office until the next Annual General Meeting of the shareholders, at a remuneration to be fixed by the directors. Morgan & Company were appointed auditors of the Company on March 8, 1994.


X.        MANAGEMENT CONTRACTS

The Company is party to a management services agreement with Centrepoint Equities Inc. ("Centrepoint"), whereby the Company pays Centrepoint $2,500 per month in consideration of Centrepoint providing office space and secretarial and reception services to the Company. During the fiscal year ended December 31, 1996 a total of $30,000 was paid or is payable to Centrepoint pursuant to this agreement. Centrepoint is a non-reporting British Columbia company, the shares of which are owned by Leon E. Nowek, a director of the Company.


XI.       PARTICULARS OF OTHER MATTERS TO BE ACTED UPON

INSIDERS' INCENTIVE STOCK OPTIONS
---------------------------------

At the Meeting, approval of the shareholders will be sought for the following options to purchase shares granted to insiders of the Company since the date of the last annual general meeting of the Company. The policies of the Vancouver Stock Exchange require that options granted to insiders must be approved by the Company's shareholders prior to such options being exercised. Such approval is being sought at the Meeting.


Optionee             Number of Shares     Exercise Price       Expiry Date
========             ================     ==============       ===========

Robert F. Taylor          50,000            $9.00             September 3, 1998
Anatoly Mezheritsky       15,000            $9.00             September 3, 1998
Michael Joyce             50,000            $9.00             September 12, 1998
Lennart Renberg           50,000            $9.00             September 12, 1998
Thomas J. Zastera         10,000            $9.00             September 12, 1998
Leon E. Nowek            200,000            $9.85             January 6, 1999
Edward M. Halimi         200,000            $9.85             January 6, 1999
Sadayappa K. Durairaj     80,000            $9.85             January 6, 1999


STOCK OPTION PLAN
-----------------

By a resolution dated March 3, 1997, the Board of Directors of the Company established an incentive Stock Option Plan (the "Stock Option Plan"). The purpose of the Stock Option Plan is to attract and motivate the directors, officers and employees of the Company and the Company's subsidiaries and to give them a greater interest as shareholders in the success of the Company. Adoption of the Stock Option Plan by the Company requires the approval of the Vancouver Stock Exchange and the approval of the shareholders of the Company. The Company has applied to the Vancouver Stock Exchange for approval of the Stock Option Plan. Approval of the Stock Option Plan by the shareholders of the Company is being sought at the Meeting by way of an ordinary resolution.

The Stock Option Plan authorizes the Board of Directors to grant stock options to the directors officers and employees of the Company and its subsidiaries (the "Participants") on the following terms:

1. The Board of Directors of the Company will appoint a committee (the "Stock Option Committee") of at least two directors to administer the Stock Option Plan. The Stock Option Committee will have full and final authority in its discretion, subject to the provisions of the Stock Option Plan, to determine the Participants who are to receive stock options and the number of shares and purchase price of the shares to be covered by each option.

2. The aggregate number of shares of the Company's common shares which may be issued upon the exercise of all outstanding options shall not exceed 2,840,000 common shares
     (approximately 11.5% of the issued and outstanding shares of the Company as of March 18, 1997).

3. Options may be granted under the Stock Option Plan to any Participant. In determining the Participants to whom options shall be granted and the number of shares to be covered by each option, the Stock Option Committee may take into account the nature of services provided by the respective Participants, their present and potential contributions to the Company's success and other factors as the Committee in its discretion shall deem relevant.

4. The option price per share with respect to each option shall be determined by the Stock Option Committee but shall in no instance be less than the fair market value of the shares of the Company, determined as the average closing price for the common shares of the Company for the ten trading days preceding the date of grant.

5. The Stock Option Committee shall determine the expiration date of each option provided that such expiration date shall not be more than ten years from the date of the grant of each option.

6. Options granted under the Stock Option Plan to Participants, other than the President, Chief Executive Officer, the Chief Financial Officer, the Chief Operating Officer, Secretary and any directors of the Company or its subsidiaries, shall be subject to a vesting formula. The vesting formula will provide that options will vest equally over a three year period so that options can only be exercised as to an aggregate of 33.3% in the first year, 66.6% in the second year and 100% in the third year and every year thereafter. No option grants to an employee of the Company or an affiliate of the Company shall be exercisable until the Participant has been employed by the Company or a subsidiary for a period of six months. The directors have the discretion to waive the vesting requirements at their discretion in appropriate circumstances.

7. In the event of the termination of the employment of an employee to whom an option has been granted under the Stock Option Plan, other than termination for cause, voluntary termination of the part of the employee without the consent of the Company or termination by reason of death, the employee will be entitled to exercise any outstanding options at any time within thirty days of such termination. In the event of the termination of the employment of an employee to whom an option has been granted under the Stock Option Plan is either for cause or is a voluntary termination on the part of the employee without the written consent of the Company, any option held by the employee under the stock option plan will terminate on the date of such termination of employment. In the event an employee to whom an option has been granted dies, the executor or administrator of the optionee's estate will be entitled to exercise the options for a period of one year after the date of death of the employee, but not after the exercise termination date set forth in the relevant stock option agreement.

8. If approved by the Board of Directors of the Company and if permitted by applicable law, the Company may lend money or guarantee loans by third parties to an individual to finance the exercise of any options granted under the Stock Option Plan.

The policies of the Vancouver Stock Exchange require that the Stock Option Plan be approved by the shareholders of the Company prior to the exercise of any stock options granted pursuant to the Stock Option Plan. Following approval by the shareholders of the Stock Option Plan, any options granted or amendments made to options previously granted pursuant to the Stock Option Plan will not require prior approval of the Vancouver Stock Exchange. Any amendments to the Stock Option Plan must be approved by the shareholders of the Company prior to becoming effective.

DISINTERESTED SHAREHOLDER APPROVAL OF 1997 STOCK OPTION PLAN
------------------------------------------------------------

At the Meeting, the approval of the disinterested shareholders of the Company will be sought for the 1997 Stock Option Plan. The policies of the Vancouver Stock Exchange require that "the disinterested shareholders of a company approve a stock option plan if the stock option plan could result at any time in:

a. The number of shares reserved for issuance pursuant to stock options granted to insiders of the Company exceeding 10% of the company's issued and outstanding shares;

b. The issuance to insiders of the company, within a one year period, of a number of shares exceeding 10% of the Company's issued and outstanding shares; or

c. The issuance to any one insider of the Company, and such insiders' associates, within a one year period of a number of shares exceeding 5% of the Company's issued and outstanding shares."

As the Stock Option Plan for which approval is being sought at the Meeting does not contain a limitation on the shares reserved for issuance pursuant to stock options granted to insiders of the Company, the Board of Directors are seeking the approval of the disinterested shareholders of the Company in order to comply with the policies of the Vancouver Stock Exchange.

The disinterested shareholders of the Company include all shareholders of the Company other than insiders of the Company and their associates.


STOCK OPTIONS GRANTED TO INSIDERS UNDER THE 1997 STOCK OPTION PLAN
------------------------------------------------------------------

At the Meeting, the approval of the shareholders will be sought for the granting of options to insiders of the Company pursuant to the 1997 Stock Option Plan.

OTHER MATTERS
-------------

The management does not know of any other matters to come before the Meeting other than those referred to in the Notice of Meeting. Should any other matters properly come before the Meeting, the shares represented by the Proxy solicited hereby will be voted on such matters in accordance with the best judgment of the persons voting the Proxy.

The undersigned hereby certifies that the contents and the sending of this management proxy circular have been approved and authorized by the directors of the Company.

DATED at Vancouver, British Columbia, this 18th day of March,
1997.


                    ON BEHALF OF THE BOARD OF DIRECTORS


                    /s/ Edward M. Halimi

                    Edward M. Halimi
                    Chairman and President

                   TURBODYNE TECHNOLOGIES INC.
                         (the "Company")

                              PROXY

          FOR THE ANNUAL GENERAL MEETING OF SHAREHOLDERS
                TO BE HELD FRIDAY, APRIL 25, 1997


-----------------------------------------------------------------

THIS PROXY IS SOLICITED ON BEHALF OF THE MANAGEMENT OF THE COMPANY.

The undersigned, being a shareholder of Turbodyne Technologies Inc. (the "Company"), hereby appoints Edward M. Halimi, President and a director of the Company, or failing him, Leon E. Nowek, Chief Financial Officer and a director of the Company, or, alternatively, _________________, as proxyholder, to attend the Annual General Meeting of the Company to be held on Friday, April 25, 1997, and at any adjournment thereof and to vote the shares in the capital of the Company held by the undersigned with respect to the matters set forth below as follows:

(a) Appointment of Morgan & Company, Chartered Accountants, as auditors and authorizing the directors to fix the remuneration to be paid to the auditors.

                                   VOTE FOR            WITHHOLD VOTE
                                            --------                --------
(b) Fixing the number of directors for the ensuing year at seven.

                                   IN FAVOUR               AGAINST
                                             --------               --------
(c)  Election of the Board of Directors as follows:

     Edward M. Halimi              VOTE FOR           WITHHOLD VOTE
                                            --------                --------

     Leon E. Nowek                 VOTE FOR           WITHHOLD VOTE
                                            --------                --------

     Daniel D. Geronazzo           VOTE FOR           WITHHOLD VOTE
                                            --------                --------

     Wendell R. Anderson           VOTE FOR           WITHHOLD VOTE
                                            --------                --------

     Eugene A. Hodgson             VOTE FOR           WITHHOLD VOTE
                                            --------                --------

     Robert F. Taylor              VOTE FOR           WITHHOLD VOTE
                                            --------                --------

     Sadayappa K. Durairaj         VOTE FOR           WITHHOLD VOTE
                                            --------                --------

(d)  Granting of stock options to the following insiders:

     Robert F. Taylor              IN FAVOUR              AGAINST
                                             --------             --------

     Anatoly Mezheritsky           IN FAVOUR              AGAINST
                                             --------             --------

     Michael Joyce                 IN FAVOUR              AGAINST
                                             --------             --------

     Lennart Renberg               IN FAVOUR              AGAINST
                                             --------             --------

     Thomas J. Zastera             IN FAVOUR              AGAINST
                                             --------             --------

     Leon E. Nowek                 IN FAVOUR              AGAINST
                                             --------             --------

     Edward M. Halimi              IN FAVOUR              AGAINST
                                             --------             --------

     Sadayappa K. Durairaj         IN FAVOUR              AGAINST
                                             --------             --------


(e) The adoption of the Company's 1997 Stock Option Plan and authorizing the directors to amend the Plan as may be required by the securities regulatory authorities.

                                   IN FAVOUR              AGAINST
                                             --------             --------


[(F) AND (G) - DISINTERESTED SHAREHOLDERS ONLY]

(f) The adoption by the disinterested shareholders of the Company of the Company's 1997 Stock Option Plan and authorizing the directors to amend the Plan as may be required by the securities regulatory authorities.

                                   IN FAVOUR              AGAINST
                                             --------             --------

(g) The approval by the disinterested shareholders of the Company of granting of stock options to insiders of the Company, pursuant to the Company's 1997 Stock Option Plan.

                                   IN FAVOUR              AGAINST
                                             --------             --------

(h) With respect to any amendments or variations to matters identified in the Notice of Meeting and with respect to the transaction of such other business as may properly come before the Meeting, as the proxyholder, in his sole discretion, may see fit.


THE UNDERSIGNED HEREBY REVOKES ANY PROXY PREVIOUSLY GIVEN.


DATED this            day of                         , 19     .
           --------          ------------------------    ----


------------------------------------------
Signature

------------------------------------------
NAME (Please Print)

------------------------------------------
Number of Shares Represented
by This Proxy

                              NOTES
                              -----

1. THE SHARES REPRESENTED BY THIS PROXY WILL BE VOTED OR WITHHELD FROM VOTING ON ANY POLL REQUESTED BY A SHAREHOLDER OR PROXYHOLDER (PROVIDED THE INSTRUCTIONS ARE CERTAIN) OR REQUIRED BY VIRTUE OF 5% OR MORE OF THE OUTSTANDING SHARES OF THE COMPANY BEING REPRESENTED BY PROXIES AT THE MEETING THAT ARE TO BE VOTED AGAINST A MATTER. IF THE SHAREHOLDER OR AN INTERMEDIARY HOLDING SHARES AND ACTING ON BEHALF OF AN UNREGISTERED SHAREHOLDER HAS SPECIFIED A CHOICE WITH RESPECT TO ANY OF THE ITEMS ABOVE BY MARKING AN "X" IN THE SPACE PROVIDED FOR THAT PURPOSE THE SHARES WILL BE VOTED ON ANY POLL IN ACCORDANCE WITH THAT CHOICE. IF NO CHOICE IS SPECIFIED, THE PROXYHOLDER, IF ONE PROPOSED BY MANAGEMENT, INTENDS TO VOTE THE SHARES REPRESENTED BY THE PROXY AS IF THE SHAREHOLDER HAD SPECIFIED AN AFFIRMATIVE VOTE. IF ANY AMENDMENTS OR VARIATIONS TO MATTERS IDENTIFIED IN THE NOTICE OF MEETING ARE PROPOSED AT THE MEETING OR IF ANY OTHER MATTERS PROPERLY COME BEFORE THE MEETING, DISCRETIONARY AUTHORITY IS HEREBY CONFERRED WITH RESPECT THERETO.

2. A SHAREHOLDER OR AN INTERMEDIARY HOLDING SHARES AND ACTING ON BEHALF OF AN UNREGISTERED SHAREHOLDER HAS THE RIGHT TO APPOINT A PERSON (WHO NEED NOT BE A SHAREHOLDER) TO ATTEND AND ACT ON HIS BEHALF AT THE MEETING OTHER THAN THE PERSONS NAMED IN THE PROXY AS PROXYHOLDERS. TO EXERCISE THIS RIGHT, THE SHAREHOLDER OR INTERMEDIARY MUST STRIKE OUT THE NAMES OF THE PERSONS NAMED IN THE PROXY AS PROXYHOLDERS AND INSERT THE NAME OF HIS NOMINEE IN THE SPACE PROVIDED OR COMPLETE ANOTHER PROXY.

3. This Proxy will not be valid unless it is dated and signed by the shareholder, by his attorney authorized in writing or by the intermediary. In the case of a corporation, this Proxy must be executed under its corporate seal or signed by a duly authorized officer or attorney for the corporation.

4. To be effective, the Proxy together with the power of attorney or other authority, if any, under which it was signed or a notarially certified copy thereof must be deposited with the Company's transfer agent, Montreal Trust Company of Canada, of 510 Burrard Street, Vancouver, British Columbia, V6C 3B9 at least 48 hours (excluding Saturdays, Sundays and statutory holidays) before the time of the Meeting or adjournment thereof or deposited with the chairman of the meeting prior to the commencement thereof. Unregistered shareholders who received the Proxy through an intermediary must deliver the Proxy in accordance with the instructions given by such intermediary.

5. This Proxy is solicited on behalf of the management of the Company.

Your name and address are shown as registered - please notify
Montreal Trust Company of Canada of any change in your address.